                                     AIMCO
                               SUPPLEMENT TO THE
                          LITIGATION SETTLEMENT OFFER

                             AIMCO PROPERTIES, L.P.
  IS OFFERING TO PURCHASE ANY AND ALL UNITS OF LIMITED PARTNERSHIP INTEREST IN
                       CONSOLIDATED CAPITAL INSTITUTIONAL
                                  PROPERTIES/2
                           FOR $31.53 PER UNIT IN CASH

       The Litigation Settlement Offer, dated November 15, 1999, was made as part of a proposed settlement of a class action and derivative lawsuit brought on behalf of limited partners in your partnership. PRELIMINARY COURT APPROVAL HAS BEEN OBTAINED. The settlement is subject to final court approval. The method of determining the offer price and other terms of the offer were negotiated at arm's length with settlement class counsel and incorporated into the settlement. Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. ROBERT A. STANGER AND CO., INC., AN INDEPENDENT INVESTMENT BANKING FIRM, HAS DELIVERED AN OPINION THAT OUR CASH OFFER PRICE (EXCLUDING THE SETTLEMENT FUND PAYMENT) IS FAIR TO YOU FROM A FINANCIAL POINT OF VIEW.

       If units tendered for cash in this and other offers made as part of the settlement exceed $50 million (exclusive of amounts payable out of the settlement fund), we will accept only $50 million of units on a pro rata basis according to the value of units tendered by each person.

       Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on December 30, 1999, unless we extend the deadline.

                  -------------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE LITIGATION SETTLEMENT OFFER FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

         o We determined our offer price in accordance with a method agreed upon by counsel representing the settlement class. The price per unit reflects an amount to be paid to tendering unitholders after taking into account amounts for estimated attorney fees, costs, and expenses which class counsel is permitted to seek in connection with the settlement. Our offer price may not reflect the fair market value of your units.

         o Stanger, in analyzing our offer, has estimated the net asset value, liquidation value and going concern value of your partnership units to be $32, $31 and $27 per unit.

                                                        (continued on next page)

                  -------------------------------------------

       If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Litigation Settlement Offer. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                November 24, 1999

(continued from cover page)

           o In April 1996, the properties, owned by a partnership affiliated with your partnership, which secured the loan owed by your partnership were appraised at $18,300,000. Based on this appraised value, your units have a liquidation value of $82.94 per unit. In 1999, that partnership sold six of those properties. Certain net proceeds from those sales were paid to your partnership.

           o Although your partnership's agreement of limited partnership provides for termination in the year 2013, the prospectus pursuant to which the units were sold in 1983 indicated that the properties owned by your partnership might be sold after 12 years of their acquisition if conditions permitted.

           o Although our offer price has been determined based on negotiations with counsel for the settlement class, we are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

           o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale of the assets owned by your partnership.

           o Under the settlement, we will be required to make an additional offer to purchase units within 18 months at a price which may be higher than this offer.

           o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but, not limited to, the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                            -------------------------

       Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer. We will notify you of any such reduction.

       You will not pay any partnership transfer fees if you tender your units. However, you may incur transfer taxes, brokerage fees and other costs.

       Our offer is not subject to any minimum number of units being tendered.

                                  INTRODUCTION

     This Litigation Settlement Offer is being made as part of a proposed settlement of a class action and derivative lawsuit in the Superior Court of the State of California, County of San Mateo, entitled Nuanes et al. v. Insignia Financial Group, Inc., et al. The terms and conditions of the proposed settlement are set forth in a stipulation of settlement (the "Stipulation"). Preliminary court approval has been obtained. However, the settlement is subject to final court approval after a hearing in which all class members may participate. The method of determining the offer price is the result of arms-length negotiations between us and counsel representing a group of the limited partners in your partnership and sixty other partnerships formerly managed by Insignia Financial Group, Inc. and/or its affiliates. The offer price per unit reflects an amount to be paid to tendering unitholders after taking into account amounts for estimated attorney's fees, costs, and expenses which class counsel is permitted to seek in connection with the settlement. Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. If units tendered for cash in this offer and other tender offers made as part of the settlement exceed $50 million in value (exclusive of amounts payable out of the settlement fund), we will accept only $50 million of units on a pro rata basis, according to the value of units tendered by each person.

     Subject to the $50 million limitation and the terms and conditions set forth herein, we are offering to purchase all outstanding units validly tendered for the purchase price of $31.53 per unit net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from the date hereof until the expiration date; provided, that approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. Our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

     If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner (subject to any necessary adjustments for fractional units.) If more units are validly tendered and not withdrawn in response to our offer than we have indicated we are willing or able to purchase, we will accept units pro rata according to the value of units validly tendered and not withdrawn by each limited partner. Any such proration would reduce the number of units that we purchase from you, with a corresponding reduction in the amount payable to you.

     We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will be responsible for any taxes that arise from your sale of units. You will also have to pay any fees or commissions imposed by your broker, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive if some of your units are not accepted by us (as a result of proration or otherwise).

     We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer--17. Conditions of the Offer" You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     Our offer will expire at 5:00 p.m., New York City time, on December 30, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after January 11, 2000.

     We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, or AIMCO. AIMCO is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. As of June 30, 1999, AIMCO owned or managed 369,404 apartment units in 2,037 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV."

     Your partnership owns a loan owed by Consolidated Capital Equity Partners/Two, L.P., a California limited partnership ("CCEP/2"), in respect of amounts previously borrowed from your partnership by CCEP/2 and a predecessor partnership of CCEP/2. The loan is secured by mortgages or deeds of trust on real properties owned by CCEP/2. ConCap Holdings, Inc., a Texas corporation, is the sole general partner of CCEP/2 and a wholly-owned subsidiary of AIMCO.

THE LITIGATION SETTLEMENT OFFER IS HEREBY SUPPLEMENTED AS FOLLOWS:

1. Our offer price of $31.53 (including payment from the settlement fund) remains the same.

2. In "The Offer-Section 9. Background and Reasons for the Offer-Determination of the Offer Price," the table illustrating the manner in which we determined the offer price is replaced by the following table:

                                                                                           CICP/2              CCEP/2
                                                                                        -----------          -----------
Estimated gross valuation of partnership properties ............................        $         0         $ 46,369,000
Plus:  Cash and cash equivalents ...............................................         27,744,986            3,357,274
Plus:  Other partnership assets, net of security deposits ......................             27,084            6,261,463
Less:  Mortgage debt, including accrued interest ...............................                  0          (50,235,389)
Less:  Accounts payable and expenses ...........................................                  0              (44,856)
Less:  Other liabilities .......................................................            (87,711)          (1,958,585)
                                                                                        -----------         ------------
Partnership valuation before taxes and certain costs ...........................         27,684,358            3,748,907
Less:  Disposition fees ........................................................                  0             (349,225)
Less:  Extraordinary capital expenditures and deferred
      maintenance ..............................................................                  0           (1,081,232)
Less:  Closing and transaction costs ...........................................                  0           (2,318,450)
Estimated net valuation of your partnership ....................................         27,684,358                    0
                                                                                        -----------         ------------
Percentage of estimated net valuation allocated to holders of unit .............                100%
                                                                                        -----------
Estimated net valuation of units ...............................................         27,684.358
       Total number of units ...................................................            909,134
                                                                                        -----------
Estimated valuation per unit ...................................................        $     30.00
                                                                                        ===========
Plus:  Payment from the settlement fund ........................................               1.53 *
                                                                                        -----------
Cash consideration per unit ....................................................        $     31.53
                                                                                        ===========

------------------
* Payable only upon court approval of the settlement and if you do not opt out of the settlement class.

     The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


                  By Mail:                          By Overnight Courier:                    By Hand:
                P.O. Box 2065                         111 Commerce Road                  111 Commerce Road
       S. Hackensack, N.J.  07606-2065             Carlstadt, N.J.  07072             Carlstadt, N.J.  07072
                                                Attn.:  Reorganization Dept.


                          For information, please call:

                            TOLL FREE (888) 349-2005